UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Ordinary and Extraordinary General Shareholders Meetings of CPFL Energia S.A., to be held on April 23, 2009

Proposal for Resolution at an Extraordinary General Meeting

a) Amendment of the wording of the caput and items “a” and “b” of the sole paragraph of Article 19 and restatement of the Company’s Bylaws to be considered in the structure of the Board of Executive Officers

According to Article 135 of Law No. 6,404/76, it is the responsibility of the Shareholders attending an Extraordinary General Meeting to resolve on any amendments to the Bylaws.

The Board of Executive Officers of CPFL Energia S.A. (“CPFL Energia” or “Company”) is composed of one Chief Executive Officer and six Executive Officers, one of them being the Chief Strategy and Regulation Executive Officer.

Several changes have occurred within the business scope of the CPFL group, reflecting on the factors that create and increase the value of each of the Management Units. Due to these changes, the group's organizational structure has already been altered, with the position of Chief Administrative Officer being created in 2008, and this structure needs once more to be updated with regard to the demands for business expansion.

According to the Company’s long-term strategy, observant of the actions for consolidation of the distribution, generation and commercialization sectors, we intend to include new qualifications, and hence the proposal to create the position of Chief Business Development Executive Officer.

On the other hand, the extinction of the current position of Chief Strategy and Regulation Executive Officer is appropriate, and the duties related to the corporate strategy shall become incumbent upon the Chief Executive Officer.

Therefore, the Bylaws shall be subject to an amendment to the wording of the caput and items “a” and “b” of Article 19 of Chapter III – The Board of Executive Officers, and the other statutory provisions shall remain unchanged.

(i) Extinction of the position of Chief Strategy and Regulation Executive Officer and creation of the position of Chief Business Development Executive Officer

Current Wording	Proposed Wording	Comments
“Article 19 - The Board of Executive Officers shall be composed of seven members, one of them to act as Chief Executive Officer, one as Chief Strategy and Regulation Executive Officer, one as Chief Finance Executive Officer, who shall also perform the duties of Executive Officer for Relations with Investors, one as Chief Power Management Executive Officer, one as Chief Power Distribution Executive Officer, one as Chief Power Generation Executive Officer, and one as Chief Administrative Officer.”	“Article 19 - The Board of Executive Officers shall be composed of seven members, one of them to act as Chief Executive Officer, one as Chief Business Development Executive Officer, one as Chief Finance Executive Officer, who shall also perform the duties of Executive Officer for Relations with Investors, one as Chief Power Management Executive Officer, one as Chief Power Distribution Executive Officer, one as Chief Power Generation Executive Officer, and one as Chief Administrative Officer.”	Adjust the wording of caput of Article 19 to include the denomination of the new position of an Executive Officer.
The position of “Chief Strategy and Regulation Executive Officer” shall be extinguished and the position of “Chief Business Development Executive Officer” shall be created.

(ii) Assignment of the duties of corporate strategy development and regulatory management coordination of the Company and controlled companies to the Chief Executive Officer

Current Wording	Proposed Wording	Comments
“Sole Paragraph - The respective duties of the members of the Board of Executive Officers are:
a) Of the Chief Executive Officer, to conduct all the businesses and the general management of the Company and its controlled Companies, and to perform the other duties that are assigned to him by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:
(i) call and chair the meetings of the Board of Executive Officers; (ii) grant leave to the members of the Board of Executive Officers and appoint their substitutes; (iii) conduct the corporate administration and management, acting as supervisor and giving instructions to the other Executive Officers; (iv) recommend to the Board of Directors the areas of each Executive Officer; (v) make decisions of an urgent nature within the scope of duties of the Board of Executive Officers, ad referendum of the latter; (vi) represent the Company in the shareholders meetings and/or quotaholders meetings of the Company and companies where the Company holds an interest, or appoint an Executive Officer or attorney-in- fact to do so; (vii) B>receive service of process and represent the Company in court or outside it, or appoint an Executive Officer to do so;”	“Sole Paragraph - The respective duties of the members of the Board of Executive Officers are:
a) Of the Chief Executive Officer, to conduct all the businesses and the general management of the Company and its controlled Companies, to promote the development and implementation of the corporate strategy, including risk and regulatory management, and to perform the other duties that are assigned to him by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:
(i) call and chair the meetings of the Board of Executive Officers; (ii) grant leave to the members of the Board of Executive Officers and appoint their substitutes; (iii) coordinate and provide instructions to the other Executive Officers; (iv) recommend to the Board of Directors the areas of each Executive Officer;
(v) make decisions of an urgent nature within the scope of duties of the Board of Executive Officers, ad referendum of the latter; (vi) represent the Company in the shareholders meetings and/or quotaholders meetings of the Company and companies where the Company holds an interest, or appoint an Executive Officer or attorney-in-fact to do so; (vii) receive service of process and represent the Company in court or outside it, or appoint an Executive Officer to do so;”	Change the wording of item “a” of the sole paragraph of Article 19, that refers to the duties of the Chief Executive Officer.
We have perfected the text related to the duties of the Chief Executive Officer, adding the duties related to strategy development and management of business risks and regulatory matters.
Moreover, subitem (iii) of item “a" was rewritten, so as to suppress the part that says “conduct the corporate administration and management”, as this is already in the wording of the caput of this article (“conduct all the businesses and the general management of the Company and its controlled Companies“).
Seeking to reflect the transfer of duties related to regulatory matters to the Chief Executive Officer at CPFL Energia holding, the position of executive officer of regulatory matters is held by a senior executive, who, in the controlled companies ruled by the Brazilian Electricity Regulatory Agency (ANEEL), will hold the position of statutory executive officer, having the regulatory planning and support to the Management Units and the relationship with the regulating bodies as main duties.

(iii) Definition of the duties of the Chief Business Development Executive Officer, namely: assess the potential and plan the development of new businesses and related or complementary activities in the areas of electricity generation, distribution and sale.

Current Wording	Proposed Wording	Comments
“Sole Paragraph – The respective duties of the members of the Board of Executive Officers are:
“b) Of the Chief Strategy and Regulation Executive Officer, to conduct and lead the development of the corporate strategy of the Company and its controlled companies, coordinating the corporate planning and regulatory management processes, including the follow up of the updates in the electric industry regulations; and to assess the potential as well as to plan the development of new businesses of electricity generation and distribution and related or complementary activities;”	“Sole Paragraph – The respective duties of the members of the Board of Executive Officers are:
“b) Of the Chief Business Development Executive Officer, to manage and lead the assessment of potential as well as the development of new businesses in the areas of electricity generation, distribution and commercialization, and related or complementary activities;”	Change the wording of item “b” of the sole paragraph of Article 19, which establishes the duties of the Chief Strategy and Regulation Executive Officer (extinct position)
to include the duties of the Chief Business Development Executive Officer (new position)The creation of the position of Chief Business Development Executive Officer fulfills the objective for aligning management with the growth strategy of the CPFL group. Said professional will concentrate on assessing, exploring and planning the development of new businesses in the electricity generation, distribution and commercialization segments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.